Demeter Management Corporation

April 28, 2008

VIA: EXPRESS MAIL AND EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacey Gorman

Re: Morgan Stanley Managed Futures HV, L.P.

Registration Statement on Form 10

Filed February 29, 2008

File No. 000-53115

Ladies and Gentlemen:

The undersigned registrant, Morgan Stanley Managed Futures HV, L.P. (the “Partnership”) hereby requests that the Commission withdraw the above-referenced Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Timothy P. Selby of Alston & Bird LLP at (212) 210-9494.

Sincerely,

/s/ Walter Davis
Walter Davis
President, Demeter Management Corporation, the General Partner of the Registrant

cc: Timothy P. Selby